HIVE Digital Technologies Announces 100% Completion of First 100 MW Infrastructure in Paraguay and Strategic Operational Hire

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated
September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - April 21, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable data center infrastructure, is pleased to announce the 100% completion of Phase 1 infrastructure at its flagship Yguazù facility in Paraguay - a 100 megawatt ("MW") air-cooled data center backed by a fully energized 200 MW substation. In addition, HIVE is proud to welcome Carlos Anibal Torres as its new Paraguay Operations & Project Manager, a key leadership hire as the Company accelerates expansion in the region.

Paraguay Phase 1: Energized, Equipped, and Scaling

HIVE has now completed construction and energization of the 100 MW Phase 1 infrastructure at the Yguazù site, enabling capacity for 5 exahash per second ("EH/s") of next-generation ASIC miners. The Company is currently operating 200 petahashes of hashrate at the site using its proprietary BUZZ Miners, with a total of 8,000 BUZZ Miners expected online by the end of April.

Initial deliveries of new-generation ASICs, including Bitmain S21+ units, have begun arriving on site, with over 20,000 units expected before the end of May. The Company expects to scale to 5 EH/s in Paraguay and 11.5 EH/s total hashrate across all operations by the end of Q2 2025.

Luke Rossy, Chief Operating Officer of HIVE, stated, "We are executing with conviction. We aim to reach 25 EH/s by Fall 2025, producing over 12 Bitcoins daily at current difficulty levels. With our Paraguay site energized and racking underway, HIVE is positioned for a transformative year of growth."

Aydin Kilic, President & CEO of HIVE, added, "As of March 31, we secured deposits for 4.3 EH/s of Bitmain S21+ miners, funded through disciplined treasury management. Our fiscal year-end marked a strategic pivot - no debt, just smart execution. Our expansion from 6.5 EH/s to 11.5 EH/s has been paid and we're moving fast."

Luke Rossy continued: "With 100 MW of infrastructure complete, we're now racking and energizing machines. It's exciting to see the momentum build. We're also proud to welcome Carlos Torres to our leadership team - he brings the operational depth we need as we scale in Paraguay alongside our local team led by Gabriel Lamas, our Country Operations President."

About Carlos A. Torres Pérez

Carlos A. Torres Pérez is an accomplished engineer with over 15 years of experience in large-scale infrastructure and energy systems. With degrees in Electronic Engineering and Civil Engineering, Carlos has led digital transformation initiatives and energy deployment projects across Paraguay, including industrial-scale mining sites, smart grid infrastructure, and advanced electrical systems.

"This is the moment to move fast, think boldly, and execute with precision. Paraguay has the talent, energy, and vision to lead, and HIVE recognized that. This is more than a buildout - it's a foundation for the digital future. As Operations & Project Manager, I'll ensure we set new standards and deliver results that speak for themselves."

Incentive Grants

Extensive research from Harvard Business School underscores the value of non-linear rewards and variable long-term incentives in fostering a strong organizational culture and enhancing employee retention. These incentives align employees' interests with the Company's long-term success, promoting innovation, resilience, and a commitment to strategic initiatives essential for sustained growth and competitive advantage.

HIVE's management continues to demonstrate strength and resilience by expanding its Bitcoin and HPC footprints-all while maintaining one of the industry's lowest general and administrative costs per Bitcoin mined and minimizing shareholder dilution. To recognize the HIVE team's efforts, we have granted Restricted Share Units ("RSUs") that do not vest for one year, ensuring that management stays focused on sustainable and responsible growth.

As part of this initiative, HIVE is granting 2,797,000 RSUs to select employees, officers, directors, and eligible consultants. These RSUs were issued under the Company's RSU Plan and are subject to the TSX Venture Exchange's statutory one-year minimum vesting period. The Company would like also to correct a minor misstatement included in a prior disclosure where on February 17, 2025, the Company announced that 1,090,000 RSU's were issued to select employees, officers, directors, and eligible consultants, when the number should have read 1,117,000.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-Looking information" in this news release includes but is not limited to: the acquisition of the newsite in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

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